Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2020 of Turquoise Hill Resources Ltd. of our report dated March 20, 2020, relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Annual Report.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia

Canada

March 8, 2021